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Exhibit(e)(12)

March 5, 2001

Mr. John O'Farrell

Dear John,

        I am very pleased to offer you a position with Loudcloud, Inc. (the "Company") as Executive Vice President of Business Development, reporting to me. You will receive a monthly salary of $24,166.67, which will be paid semi-monthly in accordance with the Company's normal payroll procedures. Your target annual earnings will be $290,000.00. In addition, you will be paid a one-time signing bonus equal to $150,000.00 which will be payable upon commencement of your employment with the Company. You should note that the Company may modify salaries from time to time as it deems necessary. Your annual salary will be reviewed at least once annually by the Board of Directors and will be increased at the discretion of the Board of Directors.

        This offer is contingent upon satisfactory completion of a background investigation. If the results of the background investigation are not satisfactory, or if it is found that you falsified or did not disclose relevant information on your application, the Company reserves the right to withdraw this offer. Please complete and return the enclosed consent form immediately for prompt processing.

        Loudcloud is growing at an impressive rate and we are excited to have you join the team. I believe that this position is a unique opportunity to have a major impact on one of the most exciting and dynamic companies in the internet space. You will be an integral part of the top management team here at Loudcloud and we truly welcome your participation in helping to build our bright future. Should you have any questions, please feel free to contact me at any time.

        You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire.

        You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

        You have told the Company that your signing of this letter and your commencement of employment with the Company do not violate any agreement you have with your current employer; your signature confirms this representation.

        In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association in Santa Clara County, California. However, this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company's trade secrets or proprietary information.

        You will receive an option to purchase 600,000 shares of the Company's common stock (based on the Company's capitalization as of the date of this offer letter), at an exercise price equal to fair market value on the date of grant as determined by the Board of Directors, which shall be subject to the terms of the Company's 2000 Stock Plan, and which shall be subject to the approval of the Company's Board of Directors. You will be required to sign an appropriate Stock Option Agreement. The shares subject to your option will vest over four years beginning on your start date; one-quarter of the shares will vest on the first anniversary of your start date, and the remainder will vest in equal monthly portions at the end of every month for the 3 years thereafter (so long as you remain a full-time employee during all of such period). The Company intends to register the shares subject to your option on a registration statement to be filed with the Securities and Exchange Commission, subject to applicable securities laws and completion of the Company's proposed initial public offering of common stock.

        If the Company terminates the employment relationship, including by a Constructive Termination (as defined below), without Cause (as defined below), you will receive a lump sum payment equal to twelve months of your then current monthly salary (exclusive of the one-time signing bonus paid in connection with the commencement of your employment with the Company), subject to applicable withholdings. In addition, in connection with such a termination, you will be paid the cash value of all benefits for a period of twelve months. Additionally, if the Company terminates the employment relationship, including by a Constructive Termination (as defined below), during your first year of employment without Cause (as defined below), 25% of the shares subject to the option described above will immediately become vested and exercisable.

        "Constructive Termination" shall mean any of the following not undertaken for Cause (as defined below) (i) without your express written consent, the material reduction of your duties, title, authority or responsibilities relative to your duties, title, authority and responsibilities as in effect immediately prior to such reduction; (ii) the reduction of your then current annual salary (exclusive of the one-time signing bonus paid in connection with the commencement of your employment with the Company) by more than 25%; and (iii) without your express written consent, your relocation to a facility or a location more than 35 miles from your then current location for the Company.

        "Cause" shall mean the happening of any of the following: (i) your repeated willful failure, in the reasonable judgment of the Board of Directors, to perform your assigned duties or responsibilities as an employee, director or consultant as directed or assigned by the Company's Board of Directors from time to time, after written notice thereof from the Board of Directors to you setting forth in reasonable detail the respects in which the Company believes you have not performed such duties or responsibilities, provided, however, that no termination for Cause shall occur unless you have been provided with notice of the Company's intention to terminate you for Cause and you have had at least 30 days to cure or correct your performance; (ii) you personally engaging in knowing and intentional illegal conduct which is seriously injurious to the Company or its affiliates; or (iii) you being convicted of a felony, or committing an act of dishonesty or fraud against, or the misappropriation of material property belonging to, the Company or its affiliates.

        In addition, in the event of a termination of the employment relationship within twelve months following a change of control, certain acceleration provisions will apply to the shares subject to your option as described in your Stock Option Agreement.

        In connection with your review of this offer letter and your Stock Option Agreement, the Company agrees to pay for reasonable attorney fees incurred by you.

        As a Company employee, you will be expected to abide by company rules and regulations. You will be specifically required to sign an acknowledgement that you have read and understand the company rules of conduct which will be included in a handbook which the company will soon complete and distribute. You will be expected to sign and comply with a Employment, Confidential Information,

Invention Assignment Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information.

        To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below and return it within three (3) days. A duplicate original is enclosed for your records. This letter, along with the agreement relating to proprietary rights between you and the Company, sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

        Your New Hire Orientation starts promptly at 9:00 A.M. and continues until 5:00 P.M. on the Monday of or following your date of hire. Please bring your offer packet with all documents, completely filled out, to this orientation meeting.

        John, I am very excited about the prospect of your joining the Loudcloud team. I feel that your contributions to the organization will be invaluable, and I am confident you will find the position to be challenging and professionally rewarding. I am looking forward to your favorable response and working with you in the near future.

Sincerely,
/s/ BEN HOROWITZ Ben Horowitz President and Chief Executive Officer

I agree to and accept employment with Loudcloud, Inc. on the terms and conditions set forth in this agreement.

Signed:	/s/ JOHN O'FARRELL John O'Farrell	Dated:	March 8, 2001
I will start employment on	March 8, 2001

Enclosures

  Duplicate Original Letter
  Employment, Confidential Information, Invention Assignment Agreement
  New Employee Data Worksheet
  Stock Option Agreements
  Form 3

NOTE: Upon signing this letter, please fax it to 408.744.7381 and mail the original to Loudcloud Inc. 599 N. Mathilda Avenue, Sunnyvale, CA 94086 Attn: Human Resources

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  Exhibit(e)(12)